Annual Shareholder Meeting Results:

The Fund held its joint annual meeting of shareholders on April 30, 2014. Common shareholders voted as indicated below:


							Affirmative   Withheld
								      Authority

Re-election of Bradford K. Gallagher - Class III
to serve until the annual meeting for
the 2016-2017 fiscal year
							 13,012,979     343,432

Re-election of Alan Rappaport - Class III
to serve until the annual meeting for
the 2016-2017 fiscal year				13,011,100      345,311


The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A. Jacobson, Hans W. Kertess, John C. Maney+ and William B. Ogden, IV, continued to serve as Trustees.


+ Interested Trustee